[redacted]

09056926

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 30 2009
Washington, DC
110

SEC FILE NUMBER
8- ~~67443~~

8-67672

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/19/2007 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kipling Jones Co., Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Smith Street, Suite 1600
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Schaps 281-367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC.
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive	Irving	TX	75063
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Schaps, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kipling Jones Co., Ltd., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBRA HOSEIN
My Commission Expires
December 16, 2011

NOTARY PUBLIC STATE OF TEXAS

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIPLING JONES & CO., LTD.

FINANCIAL REPORT

DECEMBER 31, 2008

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Partners
Kipling Jones & Co., Ltd.

We have audited the accompanying statement of financial condition of Kipling Jones & Co., Ltd. as of December 31, 2008, and the related statements of income, partners' capital, and cash flows for the period from December 19, 2007 (effective date of SEC registration) to December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kipling Jones & Co., Ltd. as of December 31, 2008, and the results of its operations and its cash flows for the period from December 19, 2007 (effective date of SEC registration) to December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
March 26, 2009

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

KIPLING JONES & CO., LTD.
Statement of Financial Condition
December 31, 2008

ASSETS	
Cash	$ 28,451
Certificates of deposit	125,338
Commissions receivable	2,028
Mutual underwriting income receivable	25,500
Clearing deposit	14,562
Property and equipment, net	1,325
Deposits	5,769
TOTAL ASSETS	$ 202,973
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities	
Accounts payable and accrued expenses	$ 56,574
Partners' Capital	146,399
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 202,973

See notes to financial statements.

KIPLING JONES & CO., LTD.
Statement of Income
Period from December 19, 2007 (Effective Date of SEC Registration) to December 31, 2008

Revenue	
Securities commission	$ 49,829
Municipal underwriting income	130,851
Interest income	1,319
Other income	562
TOTAL REVENUE	182,561
Expenses	
Clearing Charges	8,311
Compensation and related costs	164,576
Communications	35,585
Regulatory fees	10,144
Occupancy and equipment	48,469
Promotion	12,809
Professional fees	67,859
Travel	57,323
Other expenses	14,257
TOTAL EXPENSES	419,333
NET LOSS	$ (236,772)

See notes to financial statements.

KIPLING JONES & CO., LTD.
Statement of Partners' Capital
Period from December 19, 2007 (Effective Date of SEC Registration) to December 31, 2008

	General Partner	Class A Limited Partners	Class B Limited Partners	Total
Balances at December 19, 2007 (effective date of SEC registration	$ 10,073	$ 252,522	$ 66,652	$ 329,247
Partners' contributions	15,000	1,086	37,838	53,924
Net loss	(2,368)	(213,095)	(21,309)	(236,772)
Balances at December 31, 2008	$ 22,705	$ 40,513	$ 83,181	$ 146,399

See notes to financial statements.

KIPLING JONES & CO., LTD.
Statement of Cash Flows
Period from December 19, 2007 (Effective Date of SEC Registration) to December 31, 2008

Cash flows from operating activities:	
Net loss	$ (236,772)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	175
Change in assets and liabilities	
Increase in commissions receivable	(2,028)
Increase in municipal underwriting income receivable	(25,500)
Increase in clearing deposit	(14,562)
Increase in deposits	(2,169)
Increase in accounts payable and accrued expenses	56,574
Net cash used in operating activities	(224,282)
Cash flows from investing activities:	
Increase in certificates of deposit	(125,338)
Purchase of property and equipment	(1,500)
Net cash used in investing activities	(126,838)
Cash flows from financing activities:	
Partners' contributions	53,924
Net increase in cash	(297,196)
Cash at beginning of period	325,647
CASH AT END OF PERIOD	$ 28,451

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the period for interest or income taxes.

See notes to financial statements.

KIPLING JONES & CO., LTD.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Kipling Jones & Co., Ltd. (Partnership) a Texas limited partnership, was formed in May 2003. The Partnership's registration with the Securities and Exchange Commission (SEC) as a broker/dealer in securities became effective December 19, 2007. The Partnership is a member of the Financial Industry Regulatory Authority (FINRA).

The Partnership operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The general partner of the Partnership is JonesCap, LLC (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2059, unless sooner terminated or extended as provided in the partnership agreement.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts reflected in the accompanying statement of financial condition for cash, certificates of deposit, commissions receivable, accounts payable and accrued expenses approximate the respective fair values due to the short maturities of those instruments.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of primarily five years.

Security Transactions

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Municipal Underwriting Income

The Partnership recognizes municipal underwriting income when earned under the respective agreements.

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Partnership is subject to state income taxes.

Promotional Costs

The Partnership expenses promotional production costs as they are incurred and promotional communication costs the first time the promotion takes place.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Partnership. The agreement also requires the Partnership to maintain a minimum of $15,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Partnership is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year of operations and 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Partnership had net capital and net capital requirements of $139,014 and $100,000, respectively. The Partnership's net capital ratio was 0.41 to 1.

Note 3 - Property and Equipment

Property and equipment consists of equipment at a cost of $1,500, less accumulated depreciation of $175. Depreciation expense for the year totaled $175 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 4 - Partners' Capital

The Class A Limited Partners constitute the primary ownership of the Partnership, or 90% of the partnership interests.

The Class B Limited Partners are equal to the Class A Limited Partners, other than Class A Limited partners having additional voting rights and being required to make additional capital contributions as called for by the General Partner and approved by a vote of the Class A Limited Partners.

Note 5 - Related Party Transactions/ Concentration of Revenue

One of the Partnership's registered representatives generated approximately 80% of the Partnership's revenue for the year ended December 31, 2008.

Note 6 - Off-Balance-Sheet Risk

As discussed in Note 1, the Partnership's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Partnership and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 7 - Contingencies

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

Schedule I

KIPLING JONES & CO., LTD.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2008

Total partners' capital qualified for net capital	$ 146,399
Deductions and/or charges	
Non-allowable assets:	
Property and equipment, net	1,325
Deposits	5,769
Total deductions and/or charges	7,094
Net capital before haircuts on securities positions	139,305
Haircuts on securities:	
Certificates of deposit	291
Total haircuts on securities:	291
Net Capital	$ 139,014
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 56,574
Total aggregate indebtedness	$ 56,574
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 39,014
Ratio of aggregate indebtedness to net capital	.41 to 1

Schedule II

KIPLING JONES & CO., LTD.
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2008

Net capital as reported by Registrant in Part IIA of Originally Filed Form X-17a-5 as of December 31, 2008 (unaudited)	$ 137,469
Adjustments made by Registrant prior to filing Amended Form X-17a-5:	
Increase in commissions receivable	2,028
Increase in accounts payable and accrued expenses	(192)
Increase in haircut on certificates of deposit	(291)
Net capital as computed on Schedule I	$ 139,014

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Partners
Kipling Jones & Co., Ltd.

In planning and performing our audit of the financial statements of Kipling Jones & Co., Ltd. (the Partnership), as of December 31, 2008, and for the period from December 19, 2007 (effective date of SEC registration) to December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
March 26, 2009